Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 0-13994

        ON JANUARY 31, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING WRITTEN COMMUNICATION TO ITS EMPLOYEES:

The CNT Acquisition: Analysts' Perspective

        We've talked a lot internally about what the CNT acquisition means to us as a company, how it strengthens our ability to execute on our vision and roadmap, and how it enables a much richer services offering. But what are the analysts saying? As is inevitable, response is varied, but the dominant perspective has been very positive. Take a look:

        "Overall, these two companies together can provide value to the end user that the competition does not offer at this time."—ESG

        "While one can never predict how the stock market will react, the combination of the CNT announcement and the release of the i10K should have many a market naysayer believing that McDATA is not down for the count, instead they are coming out fighting."—ESG

        "The acquisition of Computer Network Technology (CNT) will give Fibre Channel (FC) switch maker McDATA broader geographic reach, product breadth and service capabilities."—Gartner Group

        "This is about diversifying, and adding predictable services revenues that will help offset any end-of-quarter OEM squeeze." Rick Villars, IDC

        We'll keep you informed as more feedback surfaces from the press, analysts, customers and partners. For more detailed analyses, visit: http://mc4iis04/getfiles/Marketing/public/mcweb/acquisition/gartner-McDATA_CNT_brief-jan2505.pdf and http://mc4iis04/getfiles/Marketing/public/mcweb/acquisition/McDATA_CNT_Brief.doc

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: It is expected that McDATA Corporation, or McDATA, will file a Registration Statement on SEC Form S-4 and McDATA and Computer Network Technology Corporation, or CNT, will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger which was the subject of the preceding interview, and that McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about such merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies relating to the merger, their interests in the transaction and related maters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers, after the merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by McDATA and CNT with the SEC.